[CARDIOME LETTERHEAD]
March 10, 2006
Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Re:	Cardiome Pharma Corp.
Registration Statement on Form F-3
File No. 333-131912
Filed February 17, 2006
Dear Mr. Riedler:
     Cardiome Pharma Corp. (the “Company”) is hereby submitting Amendment No.1 to the above-referenced Registration Statement on Form F-3 (the “Amendment”) for filing under the Securities Act of 1933, as amended (the “Act”). The Amendment reflects revisions made in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated March 2, 2006 (the “Comment Letter”).
     Below we have reprinted the Staff’s comment in bold and thereunder set forth our related response.
1.	COMMENT: We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form F-3. If Douglas G. Janzen, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing.

RESPONSE: We have noted the Staff’s comment and have revised the signature page to the Form F-3 accordingly.
     Additionally, the Company hereby requests acceleration of the above-referenced Registration Statement on Form F-3 to go effective as of 4:30 p.m. (NYT) on March 13, 2006. In connection therewith, the Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call our attorneys at Preston Gates & Ellis LLP, specifically Annette E. Becker or Devin W. Stockfish, both of whom can be reached at (206) 623-7580, if you have any questions or further comments with respect to the foregoing.

Very truly yours, Cardiome Pharma Corp.
/s/ Douglas G. Janzen
By:	Douglas G. Janzen
Chief Financial Officer

cc:	Sonia Barros
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Annette E. Becker, Esq.
Devin W. Stockfish, Esq.
Preston Gates & Ellis LLP
925 Fourth Avenue
Suite 2900
Seattle, WA 98104